

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 10, 2015

<u>VIA E-MAIL</u>
Ann D. Diers
Vice President and Associate General Counsel,
     Variable Contracts & AIC
Ameritas Life Insurance Corp.
5900 O Street
Lincoln, Nebraska 68510

Re: Ameritas Variable Separate Account VA-2
       Initial Registration Statement on Form N-4
       File Nos. 333-206889; 811-05192

Dear Ms. Diers:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on September 11, 2015. We gave the registration statement full review. Based on our review we have the following comments. Page numbers refer to the courtesy copy of the registration statement provided to the staff. Capitalized terms have the same meaning as given to them in the registration statement.

General

1.   <u>Conforming Comments</u>: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2.   <u>Missing Information</u>: Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

3.   <u>EDGAR Series and Class IDs</u>: Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

4.   <u>Guarantees and Supports</u>: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the Policy or whether the company will be solely responsible for any benefits or features associated with the Policy.

5.   <u>State Variations</u>: Please confirm supplementally that all material state-required variations to the Policy terms are described in the registration statement.

Prospectus

6.   Cover page: Under the heading "The Fixed Account," please clarify that premiums allocated to the Fixed Account are placed in Ameritas Life's general account and are subject to Ameritas Life's claims paying ability and claims by creditors of Ameritas Life.

7.   Charges (Pages 7-8): Please confirm that all of the "maximum" fees and charges can be imposed on Owners that purchase a Policy in reliance on the prospectus as currently filed. If the maximum charge only applies to future sales, please delete the disclosure. If a charge can be increased on a Policy after the Policy has been purchased, please disclose that fact on pages 14-15. In addition, please disclose the circumstances under which a fee or charge would be increased.

8.   Optional Rider Charges (Page 8): At the end of footnote (1), please include a cross reference to the definition of "Rider Charge Base" set forth on page 41.

9.   Transfers (Page 18): Disclosure in the first paragraph suggests that you are reserving the right to reject transfers out of a Subaccount. Please revise the disclosure to clarify that you are reserving the right to reject allocations to or transfers into a Subaccount.

10.   Death Benefits (Pages 30-34): In the discussion of the Step-Up Death Benefit Rider on page 32 and Return of Premium Death Benefit Rider on page 33, the defined term "GMDB" refers to the Guaranteed Minimum Death Benefit under each rider. Because the guarantee varies under these different riders, please vary the defined term "GMDB" to clarify that it relates to a particular rider.

11.   Waypoint Income Rider (Pages 37-43): In the discussion of the Waypoint Income Rider Phases on page 37, the definition of "Accumulation Phase" is unclear. Please revise using plain English.

Statement of Additional Information

12.   Item 18(c): Where appropriate, please give the name and principal business address of the Separate Account's independent public accountant and provide a general description of the services that it performs.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of a pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of a registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed on EDGAR and in a pre-effective amendment to each registration statement. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6873.

Sincerely,

/s/ Laura J. Riegel

Laura J. Riegel
Senior Counsel
Disclosure Review and Accounting Office